October 18, 2010

VIA EDGAR

Mark Webb

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Suffolk Bancorp

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

File No. 000-13580

Dear Mr. Webb:

This letter responds to comments contained in the SEC (“staff”) letter, dated September 17, 2010, addressed to Mr. J. Gordon Huszagh, President and Chief Executive Officer of Suffolk Bancorp (the “Company”) with respect to the above-referenced filings. We have replied on a comment by comment basis, with each response following a repetition of the staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the staff letter.

Form 10-K for the fiscal year ended December 31, 2009

General

1.	We note your intention to incorporate by reference certain portions of your proxy statement into Part III of your Annual Report on Form 10-K. In accordance with the instructions to Form 10-K, you are required to indicate the documents incorporated by reference on the front cover of your Annual Report on Form 10-K rather than in Part I of your Annual Report on Form 10-K. Properly list any incorporated documents by reference on the front cover of your future filings.

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 2

Company Response:

The Company will properly list on the front cover of future filings of its Annual Report on Form 10-K any documents incorporated by reference.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Loans, page 13

2.	We note that your non-performing loans included restructured loans of $10 million as of December 31, 2009. Please revise your future filings to disclose the following information related to your restructured loans:

•	Quantify the dollar amount of restructured loans that were impaired as of each period presented;

•	Quantify the extent to which any restructured loans have been subsequently charged-off during the six months ended June 30, 2010;

•	Clearly and comprehensively discuss your nonaccrual policies for restructured loans; and

•	Specifically disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest.

Company Response:

Future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, will include these expanded disclosures. The disclosure in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 will read as follows:

As of September 30, 2010 and December 31, 2009, we consider the restructured loans totaling $9.28 million and $10.31 million, respectively, to be impaired loans. The loans that have been restructured have been modified as to interest rate, due dates, or extension of the maturity date. During this current economic downturn, we have not restructured any loans into multiple new loans. Restructured loans are considered to be nonaccrual loans, if at the time of restructuring the loan was deemed nonaccrual. Once a sufficient amount of time has passed, generally six months, if the restructured loan has performed under the modified terms, the loan is returned to accrual status. In addition to the passage of time, we also consider the collateral value and the ability of the borrower to continue to make payments in accordance with the modified terms. During the three months ended September 30, 2010, there were no restructured loans returned to accrual status. During the three months ended September 30, 2010, there was one restructured loan charged off totaling $76,000. During the six and nine month periods ended June 30, and September 30, 2010, respectively, a restructured loan totaling $7,275,000, had $1,400,000 of the balance charged off during the quarter ended June 30, 2010 as a result of a new appraisal indicating the fair value less estimated costs to sell was less than the carrying amount of the loan.

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 3

3.	Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

•

Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

•	Clarify whether the B note is immediately charged-off upon restructuring;

•

Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose if you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification; and

•	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Company Response:

As of both December 31, 2009 and September 30, 2010, we have not performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans.

4.	We note your disclosure of the amount of collateral value securing non-performing loans. In order to help investors better understand the extent to which you hold collateral for each type of non-performing loan, please consider revising your future filings to disclose the amount of non-performing loans secured by collateral and related collateral value by loan category. Please also provide us with this information as of December 31, 2009 and June 30, 2010.

Company Response:

Future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, will include these expanded disclosures.

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 4

The following table details the collateral value securing non-performing loans (in thousands):

	9/30/2010		6/30/2010		12/31/2009
	Non- performing Loans Principal Balance	Collateral Value	Non- performing Loans Principal Balance	Collateral Value	Non- performing Loans Principal Balance	Collateral Value
Commercial, financial & agricultural loans	$7,183	$—	$8,163	$—	$7,328	$—
Commercial real estate mortgages	10,693	22,822	9,647	21,272	9,709	22,145
Real estate — construction loans	16,634	22,995	16,457	22,920	10,774	13,140
Residential mortgages (1st and 2nd liens)	1,666	13,319	1,316	11,901	1,344	3,772
Home equity loans	371	1,400	371	1,400	65	657
Consumer loans	30	—	143	—	152	—

Total	$36,577	$60,536	$36,097	$57,493	$29,372	$39,714

Item 8. Financial Statements and Supplementary Data

Note 4 – Allowance for Loan Losses, page 33

5.	Given the significant increase in the amount of your impaired loans, please tell us and revise future filings to provide enhanced disclosures with respect to your impaired loans. For instance, consider expanding your table on page 33 to quantify, by each loan type, impaired loan balances differentiating between impaired loans with and without valuation reserves. Please provide us with this disclosure as of both December 31, 2009 and June 30, 2010.

Company Response:

Future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, will include these expanded disclosures.

For non-performing loans, cash receipts are applied entirely against principal until the loan has been collected in full, after which time, any additional cash receipts are recognized as interest income. When, in management’s judgment, the borrower’s ability to make required interest and principal payments resumes and collectability is no longer in doubt, the loan is returned to accrual status. When interest accruals are suspended, accrued interest income is reversed and charged to earnings. During the nine months ended September 30, 2010, interest income totaling $936,000, respectively, was recognized on impaired loans. Cash basis interest income recognized on those loans during that period was immaterial.

The following table summarizes information regarding impaired loans (in thousands):

	9/30/2010	6/30/2010	9/30/2009
Average of Individually impaired Loans during the Year to Date Periods	$39,153	$35,253	$15,501

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 5

The following table summarizes impaired loans with and without valuation reserves by loan type (in thousands):

	9/30/2010				6/30/2010				12/31/2009
	Impaired Loans with Reserves	Impaired Loans without Valuation Reserves	Total Impaired Loans	Total Valuation Reserves	Impaired Loans with Reserves	Impaired Loans without Valuation Reserves	Total Impaired Loans	Total Valuation Reserves	Impaired Loans with Reserves	Impaired Loans without Valuation Reserves	Total Impaired Loans	Total Valuation Reserves
Commercial, financial & agricultural loans	$8,924	$1,182	$10,106	$5,762	$8,605	$1,751	$10,356	$6,373	$5,983	$—	$5,983	$1,967
Commercial real estate mortgages	—	24,623	24,623	—	—	21,262	21,262	—	15,547	—	15,547	621
Real estate — construction loans	6,106	8,559	14,665	395	—	14,405	14,405	—	10,774	—	10,774	407
Residential mortgages (1st and 2nd liens)	—	2,137	2,137	—	—	1,788	1,788	—	—	1,820	1,820	—
Home equity loans	—	371	371	—	—	371	371	—	—	65	65	—
Consumer loans	—	31	31	—	—	143	143	—	—	153	153	—

Total	$15,030	$36,903	$51,933	$6,157	$8,605	$39,720	$48,325	$6,373	$32,304	$2,539	$34,342	$2,995

The following table summarizes the Bank’s allowance for loan losses by loan category (in thousands) and the percent of loans in each category to total loans at the date indicated:

	9/30/2010		6/30/2010		12/31/2009
	Allocated Amount	Percent of Loans in Each Category to Total Loans	Allocated Amount	Percent of Loans in Each Category to Total Loans	Allocated Amount	Percent of Loans in Each Category to Total Loans
Impaired Loans	$6,157	28%	$6,373	31%	$2,995	24%
Commercial, financial & agricultural loans	4,733	22%	4,727	23%	3,558	28%
Commercial real estate mortgages	6,073	28%	5,150	25%	3,023	25%
Real estate — construction loans	2,323	11%	2,330	11%	851	7%
Residential mortgages (1st and 2nd liens)	1,172	5%	979	5%	1,154	9%
Home equity loans	1,061	5%	787	4%	280	2%
Consumer loans	444	2%	520	3%	471	5%

Allowance for loan losses	$21,964	100%	$20,866	100%	$12,332	100%

Note 14 – Fair Value of Financial Instruments, page 41

6.	We note your disclosure on page 42 that fair value for impaired loans is based on market value of collateral which may be real estate or other collateral. We also note you determine the value of collateral based on appraisals. Please tell us and revise future filings to provide enhanced disclosures in your MD&A with respect to the types of collateral securing the loans including the following:

•

The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 6

•

The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

•

If you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•

How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

•

In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans;

•	The amount of charge-offs recorded on your impaired loans which are therefore not included in you specific valuation allowance at period end; and

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Company Response:

The Management Discussion and Analysis in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, will include these expanded disclosures.

Impairment was measured on approximately $30,126,000 or 58% of our impaired loans as of September 30, 2010 with the assistance of a third party appraisal. As of December 31, 2009, impairment was measured on approximately $6,009,000 or 18% of our impaired loans with the assistance of a third party appraisal. Collateral dependent loans are evaluated for impairment when a loan becomes ninety days past due or another impairment indicator is identified. At the time a loan is evaluated for impairment, an appraisal is ordered from an

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 7

independent third party licensed appraiser for loans in excess of $250,000. Typically, it takes approximately 30-90 days to receive and review the appraisal on a commercial real estate mortgage. To date, the Company has not experienced any significant delays between ordering appraisals and recognizing charge-offs. While waiting for an updated appraisal, we continue to contact the borrower to arrange a payment plan and monitor for any payment. Since the majority of the collateral securing impaired loans are within our local market, an officer of Suffolk County National Bank (the “Bank”) may drive by to make an initial assessment of the property’s condition.

Once the updated appraisal is received, if the fair value less estimated costs to sell is less than the carrying amount of the loan, we record a charge-off for the difference. We do not increase the value of any of our loans based upon an appraisal amount greater than our carrying amount. For collateral dependent loans that have not had a third party appraisal during the past twelve months, prior appraisals are discounted in value based upon the date of the appraisal. Appraisals dated in 2007 are generally discounted by 30% and appraisals dated in 2008 are generally discounted by 12%. As of September 30, 2010, our impaired loans inclusive of previously recognized charge-off amounts total $53,643,000. Subsequent to charging off the difference, collateral dependent loans are deemed to be nonperforming impaired loans. As of September 30, 2010, there is one loan totaling $6,106,000 that has been restructured for which a partial charge-off has been recognized totaling $1,400,000. The terms of the restructured loan include a reduced interest rate. The loan is currently in nonaccrual. Additional funds have been advanced for this loan, and a valuation reserve has been established for these advances.

At September 30, 2010, impaired loans totaling $36,903,000 have no associated valuation allowance. For these loans, an evaluation for impairment was completed with no measurement of impairment. The measurement is based upon the appraisal methodology described above for collateral dependent loans. For non-collateral dependent loans, measurement is based on the present value of future cash flows.

As measuring impairment is an estimate which requires judgment, future results of operations may be negatively affected by outcomes different than those estimated.

Item 1. Business

Available Information, page 49

7.	In future filings please correct the address of the Securities and Exchange Commission.

Company Response:

The Company will use the correct address in future filings.

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 8

Supervision and Regulation, page 49

8.	Provide us with proposed disclosure and include in future filings a discussion of the Troubled Assets Relief Program and the American Recovery and Reinvestment Act, with a particular focus on how this regulations impact your operations.

Company Response:

Future filings will include the following disclosure:

Emergency Economic Stabilization Act of 2008

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (“EESA”) was signed into law. EESA’s stated purpose is to provide the Secretary of the U.S. Treasury (the “Secretary”) with the authority and facilities to restore liquidity and stability to the United States financial system and to ensure that such authority and facilities are used to protect home values, college funds, retirement accounts and life savings, preserve homeownership and promote jobs and economic growth, maximize overall returns to U.S. taxpayers and provide accountability for the Secretary’s exercise of such authority.

EESA includes a federal program to purchase troubled mortgages and financial instruments from financial institutions, which is referred to as the Troubled Asset Relief Program (“TARP”). EESA also includes provisions that place limits on executive pay practices by institutions participating in the TARP, measures to facilitate acquisitions of financial institutions with troubled assets without government assistance, temporary enhancements to the federal deposit insurance program, enhanced tax benefits for losses incurred in the sale of certain assets, possible relief from fair value accounting, and an acceleration of the date on which the Board of Governors of the Federal Reserve System (“FRB”) can pay interest to banks on reserves on deposit with the FRB. On October 6, 2008, the FRB stated that it will begin paying interest on both excess and required reserves on October 9, 2008. The Bank maintains funds on deposit at the Federal Reserve Bank of New York, and each has received interest on these deposits since October 9, 2008.

The Secretary utilized his authority under the TARP to invest in preferred stocks of financial institutions under a Capital Purchase Program (“CPP”). Under the CPP, we were eligible to submit an application for between $12.3 million and $36.1 million. After careful analysis, we chose to not submit an application for any TARP funds.

EESA immediately raised the FDIC insurance limit from $100,000 to $250,000, which increase was made permanent by the Dodd-Frank Wall Street Reform and Consumer Protection Act.

EESA also provides that gains or losses from the sale or exchange of Fannie Mae and Freddie Mac preferred stocks by an applicable institution (which includes banks, thrifts and their holding companies) shall be treated as ordinary gains or losses. Previously, these gains or losses were treated as capital gains or losses. This provision allows applicable institutions to deduct losses realized on the sale of the preferred stocks of Fannie Mae and Freddie Mac.

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 9

Prior to the passage of the Act, the tax deductibility of these losses for us was limited to offset capital gains. Due to the provisions of the tax code, we have a limited ability to realize capital gains other than from the sale of our facilities. We do not hold any preferred stock of either Fannie Mae or Freddie Mac.

The FDIC adopted the Temporary Liquidity Guarantee Program to free up credit markets and maintain confidence in uninsured transaction accounts. The FDIC guaranteed senior unsecured debt issued between October 14, 2008 and October 31, 2009. The insurance will run through June 30, 2012. The annualized guarantee fee is a 75 basis point charge of the debt issued. All FDIC-insured institutions were eligible for the program, except “troubled” institutions and a small number of grandfathered savings and loan holding companies with commercial owners. The FDIC also provided full insurance coverage for non-interest bearing transaction accounts and NOW accounts with interest rates no higher than 50 basis points at insured institutions through December 31, 2009 under the Transaction Account Guarantee Program (the “TAGP”). The cost was a 10 basis point annualized charge on amounts in excess of $250,000. Both programs had no cost for the first 30 days. After that, institutions remained in the program unless they notified the FDIC that they were opting out of one or both programs by December 12, 2008. For those institutions that opted out of the program, they were not allowed to opt back in. Participating banks in both programs are subject to enhanced supervisory oversight to prevent rapid growth or excessive risk-taking. If the costs of the programs are not covered by the special fees, all FDIC-insured institutions will be assessed even if they did not participate in the programs. The Bank opted to participate in these programs. On August 26, 2009, the FDIC adopted a final rule extending the TAGP through June 30, 2010. The extension increased the rate institutions will pay to 15 basis points, 20 basis points or 25 basis points, depending on the risk category assigned to the institution under the FDIC’s risk-based premium system. Any institution participating in the TAGP could elect to opt out on or before November 2, 2009. The Bank did not opt out, and is therefore continuing to participate in the TAGP through June 30, 2010.

The American Recovery and Reinvestment Act of 2009

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the “Stimulus Act”) was signed into law. The purpose of the Stimulus Act is to provide stimulus for the U.S. economy. The Stimulus Act provided additional restrictions and standards throughout the period during which an institution’s obligations under the CPP remained outstanding, including:

•	Limits on compensation incentives for risk taking by senior executive officers;

•	Recovery of any compensation paid based on inaccurate financial information;

•	Prohibition on “Golden Parachute Payments”;

•	Prohibition on compensation plans that would encourage manipulation of reported earnings to enhance the compensation of employees;

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 10

•	Publicly registered TARP recipients must establish a board compensation committee comprised entirely of independent directors, for the purpose of reviewing employee compensation plans;

•	Prohibition on bonuses, retention awards, or incentive compensation, except for payments of long term restricted stock;

•	Limitation on luxury expenditures;

•	TARP recipients may be required to permit a separate shareholder vote to approve the compensation of executives, as disclosed pursuant to the SEC’s compensation disclosure rules; and

•	The chief executive officer and chief financial officer of each TARP recipient will be required to provide a written certification of compliance with these standards to the SEC.

The Stimulus Act required the Secretary to issue additional regulations governing executive compensation at institutions participating in the CPP. These regulations did not have a significant effect on our operations as we did not participate in the CPP program as noted above.

Item 11. Executive Compensation

Objectives of Compensation Program, page 9 and Cash Bonus, page 10

9.	We note your disclosure that you have established measurable performance goals, including return on equity, return on assets and net income and that your cash bonuses reward named executive officers, at least in part, upon net income and return on assets metrics established early in your fiscal year. While we recognize that you do not quantify the weight given to any specific element or follow a formulaic calculation, please provide us with proposed revised disclosure that states the trigger values and actual results for each of your performance metrics that you utilized as part of your review of all relevant criteria.

To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Company Response:

The Company does not have specific trigger values for purposes of determining payment of annual bonuses. The Company takes into account, among other qualitative factors, actual net income against budgeted net income and the Company’s return on average assets relative to

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 11

that metric at other banking companies, but the Company does not have formulas, targets or thresholds that generate specific bonus levels based on the foregoing metrics. So, for example, in 2009, actual net income was significantly lower than budgeted net income, and as a result, the Company paid bonuses with respect to the 2009 calendar year that were significantly below the bonuses with respect to the 2008 calendar year. The determination of 2009 bonus levels ultimately was based on the discretionary decisions of the Compensation Committee rather than formulaic calculations, targets or thresholds.

10.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response:

The Company concluded that its compensation policies and practices do not create inappropriate or unintended material risk to the Company as a whole, and that, consequently, the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Form 10-Q for the quarter ended June 30, 2010

Unaudited Consolidated Financial Statements

Note 6 – Allowance for Loan Losses page 15

11.	Please revise your interim future filings beginning with your September 30, 2010 Form 10-Q to include the disclosures required by ASC 310-10-50-15 with respect to your impaired loans in addition to your disclosures for the allowance for loan losses. Please also provide us with these disclosures as of June 30, 2010.

Company Response:

Future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, will include these expanded disclosures. The staff is directed to our response to Question #5, which includes disclosures as of June 30, 2010 in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Allowance for Loan Losses, page 24

12.

Your table on page 25 indicates that your real estate construction loans represented 13% of your total loan portfolio and 43% of your total non-performing loans as of June 30, 2010. Furthermore, we note that the majority of the increase in non-performing loans from $29 million as of December 31, 2009 to $36 million as of June 30, 2010 was attributable to your real estate construction loan portfolio. Given the continued

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 12

deterioration in the asset quality of your real estate construction loans, please tell us and revise your future filings to comprehensively bridge the gap in the directional consistency of your allowance for loan losses allocated to real estate construction loans as of June 30, 2010 and the percentage of these loans in your non-performing loans.

Company Response:

Future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, will include these expanded disclosures.

The following table presents information regarding real estate construction loans (in thousands):

Non-performing Real Estate Construction Loans

	9/30/2010				6/30/2010				12/31/2009
	Balance Outstanding	Non-performing balance	Impaired Balance	Allowance Allocation	Balance Outstanding	Non-performing balance	Impaired Balance	Allowance Allocation	Balance Outstanding	Non-performing balance	Impaired Balance	Allowance Allocation
Real estate construction loans	$103,578	$16,634	$14,665	$2,718	$119,519	$16,457	$14,405	$2,330	$133,431	$10,774	$10,774	$1,258
All loans	$1,141,866	$36,577	$51,933	$21,964	$1,159,189	$36,097	$48,325	$20,866	$1,160,379	$29,370	$34,342	$12,332
Real estate construction loans as % of all loans	9.07%	45.48%	28.24%	12.37%	10.31%	45.59%	29.81%	11.17%	11.50%	36.68%	31.37%	10.20%

The following table presents nonperforming and collateral value information on real estate construction loans (in thousands):

	9/30/2010			6/30/2010			12/31/2009
	Total Non-performing Loan Balance	Total Collateral Value	Loan to Value Ratio	Total Non-performing Loan Balance	Total Collateral Value	Loan to Value Ratio	Total Non-performing Loan Balance	Total Collateral Value	Loan to Value Ratio
Real estate construction loans	$16,634	$22,995	72%	$16,457	$22,920	72%	$10,774	$13,140	82%

Real estate construction loans as a percentage of the loan portfolio have decreased since December 31, 2009, however the nonperforming balance of real estate construction loans as a percentage of all nonperforming loans has increased during that time. Although the allowance has increase during that same period, it has not increased to the same extent as the increase in nonperforming loans. This is a result of the measurement of impairment, and because of the collateral value of the real estate construction portfolio, reserves were not required to the same level of increase as the nonperforming loans themselves.

13.

Please revise your future filings to more clearly describe the circumstances surrounding significant changes in charge-offs during each period presented. We note, for example, your net loan charge-offs were $3.2 million during the second quarter of 2010 compared to $167,000 in the second quarter of 2009 but do not note an explanation for this significant increase. Furthermore, it is unclear whether these charge-offs pertain to loans that were previously classified as non-performing, impaired and/or were

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 13

previously restructured. Please provide us with a more robust discussion of the facts and circumstances leading to this significant increase in charge-offs during the second quarter of 2010 and enhance your future filing disclosures accordingly.

Company Response:

Future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, will include these expanded disclosures.

Net charge-offs in the second quarter 2010 were $3.2 million compared to $167,000 of net charge-offs in the second quarter of 2009. The increased charge-offs were realized primarily in commercial loan and commercial real estate categories. This increase in charge-offs reflect the deterioration of economic conditions and resulting failure of businesses, devaluation of assets, and negative impact on customers’ ability to service debt. For collateral dependent loans, which include commercial real estate mortgages and real estate construction loans, charge-offs totaling $1.7 million were the result of new appraisals indicating a collateral deficiency after considering costs to sell, and were therefore charged off. The remainder of the charge-offs were due to events that occurred in the quarter ended June 30, 2010. A detailed analysis of the charge-offs during the second quarter of 2010 and an analysis of the allowance for loan and lease losses is presented below:

Additional detailed analysis of gross charged off loans for the quarter ended June 30, 2010 is detailed below (numbers in thousands):

	6/30/2010
	Nonperforming Loans	Impaired Loans	Restructured Loans
Commercial, financial & agricultural loans	$53	$1,175	$—
Commercial real estate mortgages	230	—	—
Real estate — construction loans	105	—	1,400
Residential mortgages (1st and 2nd liens)	244	—	—
Home equity loans	65	—	—
Consumer loans	33	—	—

Total Chargeoffs	$730	$1,175	$1,400

Charged off loans totaling $3,305,000 during the quarter ended June 30, 2010 were not previously reported in the above categories.

Net charge-offs in the third quarter 2010 were $1.5 million compared to $131,000 of net charge-offs in the third quarter of 2009. The increased charge-offs were realized in all of our loan categories. This increase in charge-offs reflect the deterioration of economic conditions and resulting failure of businesses, devaluation of assets, and negative impact on customers’ ability to service debt. For collateral dependent loans, which include commercial real estate mortgages and real estate construction loans, charge-offs were the result of new appraisals indicating a collateral deficiency after considering costs to sell, and were therefore charged off.

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 14

The following table summarizes the activity in the allowance for loan losses for the periods presented (numbers in thousands):

Period Ended	Nine Months Ended September 30, 2010	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Allowance for loan losses, Beginning	$12,332	$12,332	$9,051
Loans charged-off:
Commercial, financial & agricultural loans	2,422	1,316	806
Commercial real estate mortgages	230	230	—
Real estate — construction loans	1,505	1,505	—
Residential mortgages (1st and 2nd liens)	493	244	—
Home equity loans	65	65
Consumer loans	286	94	404
Other loans	—	—	—

Total Charge-offs	$5,001	$3,454	$1,210

Loans recovered after being charged-off	Nine Months Ended September 30, 2010	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Commercial, financial & agricultural loans	63	60	41
Commercial real estate mortgages	—	—	—
Real estate — construction loans	—	—	—
Residential mortgages (1st and 2nd liens)	—	—	—
Home equity loans	—	—	—
Consumer loans	74	57	175
Other loans	—	—	—

Total recoveries	$137	$117	$216

Net loans charged-off (recovered)	4,864	3,337	994
Reclass to Allowance for Contingent Liabilities	51	51	—
Provision for loan losses	14,445	11,820	4,275

Allowance for loan losses, Ending Balance	$21,964	$20,866	$12,332

*        *        *         *        *

The Company’s independent registered public accounting firm has not completed the SAS 100 review as of and for the three and nine months ended September 30, 2010 as of the date of this filing.

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214

Mark Webb Division of Corporation Finance Securities and Exchange Commission October 18, 2010 Page 15

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact Douglas Ian Shaw at (631) 208-2400.

Sincerely,

J. Gordon Huszagh
President and Chief Executive Officer Suffolk Bancorp

Stacey L. Moran
Executive Vice President and Chief Financial Officer Suffolk Bancorp

cc:	Douglas Ian Shaw, Senior Vice President and Corporate Secretary

Corporate Services  |  4 West Second Street  |  P.O. Box 9000  |  Riverhead, New York 11901  |  P 631.727.5667  |  F 631.727 3214